Exhibit 99.1

NYSE, TSX: NTR	News Release

December 14, 2018

Nutrien Increases its Existing Share Repurchase Program and Declares Quarterly Dividend

Saskatoon, Saskatchewan – Nutrien Ltd. (Nutrien) announced today that its Board of Directors has approved, subject to regulatory approval, an increase to the share repurchase program through its previously announced normal course issuer bid (NCIB) expiring on February 22, 2019, raising the maximum number of shares that may be acquired under the NCIB to 50,363,686 common shares, or approximately 8 percent of outstanding shares. The increase would allow for the repurchase and cancellation of an additional 18,153,763 common shares. Previously, Nutrien repurchased and cancelled an initial maximum of 32,209,923 shares. Nutrien has filed with the Toronto Stock Exchange an amendment to its previously filed notice of intention to make NCIB purchases in order to increase the number of common shares it may purchase.

Nutrien’s Board of Directors has also declared a quarterly dividend of US$0.43 per share payable April 18, 2019 to shareholders of record on March 29, 2019.

“Today’s announcement reflects the balance sheet strength Nutrien possesses and confidence in our integrated platform to produce strong and growing free cash flow,” said Nutrien President and Chief Executive Officer Chuck Magro. “We are committed to creating meaningful shareholder value, with approximately US$2.6 billion returned so far to shareholders in 2018 through share repurchases and dividends. At the conclusion of the current NCIB, Nutrien intends to review the renewal of its share repurchase program,” added Mr. Magro.

Normal Course Issuer Bid

Under the NCIB, purchases may be made through the facilities of the Toronto Stock Exchange (TSX), the New York Stock Exchange or alternative Canadian trading systems or as otherwise permitted by the Canadian Securities Administrators. Nutrien has received approval of the TSX for the NCIB. The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Nutrien. Nutrien believes that, purchasing its own common shares represents an attractive investment opportunity, is in the best interests of the company and is consistent with Nutrien’s objective of delivering a strong return of capital to its shareholders over time. As of February 12, 2018, being the date the NCIB was originally announced, Nutrien had 644,198,473 common shares outstanding. Common shares purchased under the NCIB will be cancelled.

The NCIB will be effected in accordance with the TSX’s normal course issuer bid rules and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, which contain restrictions on the number of common shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of Nutrien’s common shares on the applicable exchange. Subject to exceptions for block purchases, Nutrien will limit daily purchases of common shares on the TSX in connection with the NCIB to no more than 25 percent (244,293) of the average daily trading volume of the common shares on the TSX (977,173) during any trading day. Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted by applicable securities regulatory authorities, including private agreements. Any purchases made by private agreement under an issuer bid exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in any exemption order. Purchases of common shares commenced on or about February 23, 2018 and will expire on the earlier of February 22, 2019, the date on which the company has acquired the maximum number of common shares allowable or otherwise decides not to make any further repurchases. Nutrien is entering into an automatic purchase plan with a broker which will enable Nutrien to provide standard instructions and purchase common shares on the open market during self-imposed blackout periods. Outside of these black-out periods, common shares may be purchased in accordance with management’s discretion.

Quarterly Dividend

Registered shareholders who are residents of Canada as reflected in Nutrien’s shareholders register, as well as beneficial holders (i.e. shareholders who hold their common shares through a broker or other intermediary) whose intermediary is a participant in CDS Clearing and Depositary Services Inc. or its nominee, CDS & Co., will receive their dividend in Canadian dollars, calculated based on the Bank of Canada daily exchange rate on March 29, 2019. Registered shareholders resident outside of Canada as reflected in Nutrien’s shareholders register, including the United States, as well as beneficial holders whose intermediary is a participant in The Depository Trust Company or its nominee, Cede & Co., will receive their dividend in U.S. dollars. However, registered shareholders of Nutrien may elect to change the currency of their dividend payments to U.S. dollars or Canadian dollars, as applicable. In addition, Nutrien offers registered shareholders direct deposit by electronic funds transfer for dividend payments.

Registered shareholders may elect to change the currency of their dividend and enroll for direct deposit by contacting, Nutrien’s registrar and transfer agent, AST Trust Company (Canada), directly (1-800-387-0825 or inquiries@astfinancial.com). Beneficial shareholders, who hold their shares through a broker, should contact their broker to determine the ability and necessary steps involved in an election to change the currency of their dividend payment. For further details, please visit www.nutrien.com/investors/shareholder-information/dividends.

All dividends paid by Nutrien are, pursuant to subsection 89(14) of the Income Tax Act (Canada), designated as eligible dividends.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tons of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to Nutrien’s intention to amend its previously announced NCIB and, if accepted by the TSX, the timing, methods and quantity of any purchases of common shares under the NCIB.

Forward-looking statements in this press release are based on certain key expectations and assumptions made by Nutrien, including expectations and assumptions concerning: Nutrien’s views with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates, the availability of cash for repurchases of common shares under the NCIB, the existence of alternative uses for Nutrien’s cash resources and compliance with applicable laws and regulations pertaining to an NCIB. Although Nutrien believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties include, but are not limited to: Nutrien’s future capital requirements, market and general economic conditions, demand for Nutrien’s products, and unforeseen legal or regulatory developments and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation or applicable U.S. federal securities laws.

FOR FURTHER INFORMATION:

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Media Relations:

Will Tigley

Manager, Media & Digital Communications

(403) 225-7310

Contact us at: www.nutrien.com

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